Exhibit 12

JOSEPH STILWELL

26 Broadway, 23rd Floor

New York, New York 10004

(212) 269-5800

October 16, 2007

By Facsimile and Federal Express

Mitchell S. Karlan, M.D.

Chairman of the Board

SCPIE Holdings Inc.

1888 Century Park East

Los Angeles, California 90067

Dear Dr. Karlan:

I hereby resign from the board of directors of SCPIE Holdings Inc. effective immediately.

As I stated repeatedly at last night’s meeting, I strongly believe that the board of directors has accepted an inferior offer for the Company. As I have pointed out to you publicly and privately on many occasions, I believe Don Zuk’s insistence that only a cash offer would be accepted makes him unfit not only to be a member of the board but also to be the Company’s President and CEO.

I intend to publicly oppose the proposed business combination.

On a personal note, despite the amiability of you and the other doctors on the board, your repeated tendency to be swayed by a CEO who has done so poorly over the years speaks to your inability to adequately represent the interests of the owners of this Company.

In lieu of running a proxy contest this year, I accepted a seat on the board with the only committee assignment being the Strategic Planning Committee. Shortly after joining, the duties of the Committee were transferred to the full board, and you assured me on numerous occasions that I would nonetheless be fully involved in the strategic planning process of the Company as per our agreement. On September 26th, the board excluded me from the strategic planning process. During the past few weeks, you have taken steps that I would never have countenanced had I been included in the strategic planning process. These actions breached our written agreement.

Sincerely,
/s/ Joseph Stilwell
Joseph Stilwell